November 12, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Voxware, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 1, 2010
File No. 000-21413

Dear Ms. Mills-Apenteng:

This letter is submitted on behalf of Voxware, Inc. (“Voxware” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 9, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

General

1.
You state that by effecting a reverse split and paying cash for fractional shares you will reduce the number of record holders of your common stock so that you will have fewer than 300 stockholders of record. You further state that when you have fewer than 300 holders of record, you will be able to terminate your registration under the Exchange Act. It appears therefore that the reverse stock split constitutes a Rule 13e-3 transaction, as defined in paragraph (a)(3) of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule, which has either a “reasonable likelihood or a purpose of producing” any of the effects described in paragraph (a)(3)(ii) of the rule. Please file a Schedule 13E-3 with an amended proxy statement that complies with Rule 13e-3 or provide us with an analysis concerning why you do not believe this is a Rule 13e-3 transaction. Your response should advise of the number of record holders before and after the transaction.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

November 12, 2010

Response: The Company believes that prior to the filing of its Preliminary Proxy Statement on Schedule 14A relating to the proposed 1-for-5,000 reverse split of the Company’s common stock (the “Reverse Split”) and the October 4, 2010 commencement of the Company’s self-tender offer for outstanding shares of its common stock for $1.00 per share preceding the Reverse Split (the “Tender Offer”), the Company was eligible to terminate its registration under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended. As reported in the Company’s Preliminary Proxy Statement on Schedule 14A, the Company had approximately 148 stockholders of record and approximately 2,925 beneficial owners. After giving effect to the closing of the Tender Offer, expected to occur on or about Friday, November 12, 2010, the Company will have 128 stockholders of record and approximately 1,411 beneficial owners. Additionally, and as previously reported on the Company’s Current Report on Form 8-K, as filed with the Commission on September 9, 2010, on September 2, 2010 the Company received a determination from the Listing Qualifications Department of The NASDAQ Stock Market, Inc. (“NASDAQ”) that the Company’s request for continued listing on the NASDAQ Capital Market was denied. As a result, the Company’s common stock was suspended from trading on the NASDAQ Capital Market at the opening of business on September 13, 2010 and a Form 25-NSE, which removed the Company’s securities from listing and registration on the NASDAQ Capital Market, was filed with the Commission on September 20, 2010. Since its delisting, the Company’s common stock has been quoted on the Over-the-Counter Pink Sheets. Based on the above, the Company does not believe that the Reverse Split, considered individually or together with the Tender Offer, will cause (i) any class of securities to become eligible for termination of registration (because the number of stockholders of record prior to the commencement of the Tender Offer and proposed Reverse Split were below 300 holders); or (ii) any class of securities to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association (because the Company’s common stock had previously been involuntarily delisted by NASDAQ). As a result, the Company does not believe that the Reverse Split will produce the going private effect specified in Rule 13e-3(a)(3)(ii) and, therefore, is not a Rule 13e-3 transaction.

     The Company acknowledges that:
  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to call me at (609) 514-4100.

Sincerely,
/s/ William G. Levering, III
William G. Levering, III
Chief Financial Officer

Cc:	Andrew P. Gilbert, Esq.
DLA Piper LLP (US)
300 Campus Drive, Suite 100
Florham Park, New Jersey 07932

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101